BACCHUS LAW GROUP	1511 West 40th Avenue
Corporate & Securities Law	Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

April 10, 2006

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Novori Inc. (the “Company”)
Registration Statement on Form SB-2
Amendment No. 1
File No. 333-130344

In response to your comment letter dated January 11, 2005, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 1 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

General

3.	You have included a cross-reference to the Risk Factors on the prospectus cover page. This cross-reference should be in bold-face type. Please see Item 501(a)(5) of Regulation S-B.

RESPONSE:

This item is now in bold-face type.

4.

The disclosure is somewhat confusing as it relates to suppliers and jewelers. As one example only, on page 12 you state that you do not have an agreement with your jeweler. However, on page 27, you state that you have “entered into several agreements with jewelry manufacturers…” Please clarify whether you have agreements with the jewelers throughout the registration statement.

In addition, we note that on page 12, you also state that you have no written agreements with any of the 18 diamond suppliers from whom you intend to obtain diamonds. On page 10, you reference your relationship with one supplier with whom you are working currently. Please disclose whether you have a written agreement with the current supplier.

In addition, we note that you reference this one supplier on page 10 but refer to “suppliers” throughout the registration statement. Your use of the plural term is confusing in light of your reference to a single supplier on page 10. Please clarify the disclosure throughout the registration statement.

Finally, for any material written agreement that you have either with jewelers or suppliers you should file the agreement as an exhibit to the registration statement and disclose all material terms of the agreement in the Business section.

RESPONSE:

The SB-2 has been amended to reflect that Novori has relationships with 20 diamond suppliers and 2 jewelers and has no written agreements with any of their diamond suppliers or jewelers.

Risk Factors, p.8
General
We lack an operating history…, p. 9

5.	Please update your disclosure to include information from November 30, 2005.

RESPONSE:

The SB-2 has been updated to include information from November 30, 2005.

We expect our quarterly financial…, p.9

6.

In your header, it appears that the risk factor will disclose the risks associated with stock price volatility. However, the body of the risk factor seems to describe the risks associated with a decline in the stock price. Please revise the heading or if the risk factor actually concerns volatility, please clarify that a market does not currently exist for your common stock.

RESPONSE:

The heading of this risk has been changed to: "We expect our quarterly financial results to fluctuate, which may lead to a decline in our stock price."

Because of potential seasonal fluctuations…, p.12

7.	Please explain what you mean when you say that “seasonal sales patters may cause a shortfall in net sales as compared to expenses in a given period.” If this sentence is simply meant to explain the prior sentence (in reference to the fourth quarter of given year), please revise the sentence to make this more clear.

RESPONSE:

The sentence has been revised and now reads:

" Its possible that in the fourth quarter of a given year our seasonal sales patterns may cause a shortfall in net sales as compared to expenses which would substantially harm our business and results of operations."

Success depends in part on our ability to attract and retain…, p.12

8.	To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems.

RESPONSE:

The risk now includes the following sentence:

"Although we have not experienced problems attracting and retaining key personnel in the recent past, we believe that our inability to attract additional personnel could have a material adverse effect on our ability to conduct our business."

Novori’s management beneficially owns…, p.14

9.	Please explain what you mean when you say that “lack of shareholder control could cause the investor to loose all or part of his investment” and how you anticipate that could happen.

RESPONSE:

The sentence has been revised as follows:

"This lack of shareholder control could prevent the shareholders from removing from the Board directors who were not managing the company with sufficient skill to make it profitable, which could prevent Novori from becoming profitable."

Selling Shareholders, p. 16

10.	Please consider whether any of the selling shareholders is a broker-dealer who received their shares other than as compensation for services rendered.

If there are any such broker-dealer listed on the table, these individuals should be identified as underwriters in this offering.

11.	In addition, if there are affiliates of broker-dealers identified as Selling Shareholders, please consider whether: (i) such Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, such Selling Shareholder had no agreements or understanding to distribute securities. If both (i) and (ii) are true for any affiliate, please include a representation to this effect in this section for that affiliate. For any other affiliate, you should explicitly state that the affiliate is an underwriter.

RESPONSE:

None of the selling shareholders are NASD registered broker-dealers or affiliates of NASD registered broker-dealers. The SB-2 has been amended to reflect this fact.

Security ownership of certain beneficial owners…, p.23

12.	Please confirm that the shares listed on the table include shares that could be obtained by the named individuals within the next 60 days.

RESPONSE:

The table now has the following preamble:

"The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days."

Business, p. 26

13.	In this section, you have included a number of statements of opinion or belief in describing the company and its products. As one example only, you refer to “exquisite custom products that will appeal to any market segment.” In light of your status as an early state company with no significant share in the market for diamonds, these statements of belief appear to be premature. Please review this section and remove all such statements or phrases that reflect opinion and limit your disclosure to the material facts relating to the company and its business.\

RESPONSE:

The SB-2 has been revised to remove statements of opinion or belief describing the company or its products.

Internet and online commerce, p. 27

14.	The data that you have provided in the first paragraph does not appear relevant to the business. Please delete this information as it may confuse investors. Similarly, since the company is limiting sales to its online store, the data $51B figure on page 28 may also confuse investors and should be deleted.

RESPONSE:

The data referred to has been deleted.

Management’s Discussion and Analysis or Plan of Operations, page 33

15.

Please discuss each critical accounting policy including the estimates and judgments made and how those estimates and judgments could affect your results of operations. It appears at a minimum that you have critical accounting estimates for revenue recognition and accounts receivable.

RESPONSE:

The following has been inserted under Management's Discussion and Analysis or Plan of Operation on page 33:

"Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to the financial statements, includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

Revenue Recognition

We recognize revenue from the online sale of diamonds and diamond jewellery products in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” We account for revenue as a principal using the guidance in EITF 99-19, “Reporting

Revenue Gross as a Principal vs. Net as an Agent”. Revenue consists of the sale of diamonds and diamond jewellery products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured. We provide the customer with a 30 day right of return. We recognize revenue at the time of sale in accordance with SFAS No. 48 “Revenue Recognition When Right of Return Exists”. Gross revenues and related cost of sales are reduced by the estimated amount of future returns based upon past historical experience. Actual future returns could materially differ from those estimated by us, and it could have a negative impact on our gross profit as reported. Trade accounts receivable relate to the online sale of diamonds and diamond jewellery products. We regularly review the collectibility of any outstanding receivables, together with their estimate of the credit worthiness of the client. Novori sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. Allowances for doubtful accounts are based on estimate of losses on customer receivable balances."

Known Material Trends and Uncertainties Description of Property, page 36

16.

We note that you did not record an expense for the office space and equipment provided by the directors of the Company for your principal executive offices. We believe your historical financial statements should reflect all costs of doing business. Please tell us the fair value of both the office space and related equipment and how the fair values were determined.

RESPONSE:

The financial statements have been restated, as set out in Note 9 of the financial statements, as follows:

"9.Restatement

The Company is provided with office premises with a fair value of $636 (CDN$750) per month provided at no charge from a company owned principally by directors of the Company. The period from July 26, 2004 (Date of Inception) to May 31, 2005 has been restated to reflect donated rent of $6,043 charged to operations and which has been recorded as donated capital. The effect of the restatement on the balance sheet, statement of operations and statement of cash flows is as follows:

(a) Consolidated Balance Sheet

	May 31,
	2005		May 31,
	(As Originally		2005
	Reported)	Adjustment	(Restated)
	$	$	$

Stockholders’ Equity

Donated capital	–	6,043	6,043
Deficit Accumulated During the Development Stage	(205,683)	(6,043)	(211,726)

Total Stockholders’ Equity	17,099	–	17,099

(b)	Consolidated Statement of Operations

	For the Period
	July 26, 2004		For the Period
	(Date of Inception)		July 26, 2004
	to May 31,		(Date of Inception)
	2005		to May 31,
	(As Originally		2005
	Reported)	Adjustment	(Restated)
	$	$	$

Expenses

General and Administrative	16,730	6,043	22,773

Net Loss	(75,588)	(6,043)	(81,631)

(c)	Consolidated Statement of Cash Flows

	For the Period
	July 26, 2004		For the Period
	(Date of Inception)		July 26, 2004
	to May 31,		(Date of Inception)
	2005		to May 31,
	(As Originally		2005
	Reported)	Adjustment	(Restated)
	$	$	$

Operating Activities

Net loss	(75,588)	(6,043)	(81,631)

Adjustments to reconcile net loss to net cash:
Donated rent	–	6,043	6,043

Net cash used in operating activities	(69,695)	(6,043)	(69,695)

Recent Sales of Unregistered securities, p. 39

17.	For each sale listed, please disclose the exemption from registration that the company relied upon in connection with the sale.

RESPONSE:

The fact that each sale was exempt from registration pursuant to Regulation S has been disclosed.

Report of Independent Registered Public Account Firm, page F-1

18.	Your auditors’ report should include the signature of the auditor. In addition, in the first paragraph you reference May 31, 2004 which is a date prior to inception. Also, the third paragraph should cover the results of operations and cash flows for the Company’s fiscal year-end. The third paragraph currently includes the period July 26, 2004 to August 31, 2004. Please update your auditors’ report accordingly.

RESPONSE:
The auditor's report has been updated as suggested.

Consolidated Financial Statements

19.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) or Regulation S-B.

RESPONSE:

The financial statements and financial information has been updated in accordance with Rule 310(g) of Regulation S-B.

Notes to the Consolidated Financial Statements Note 1. Development Stage Company, page F-6

20.	On page F-6 you disclose that the existing shareholders of the Company will offer shares for resale at $0.20 per share until the shares are quoted on the OTC Bulletin Board yet you disclose on page 3 of the Prospectus that the selling shareholders will sell at a price of $0.40 per share. Please revise your filing for consistency.

RESPONSE:

The notes to the consolidated financial statements have been revised to disclose the selling price of $0.40 per share.

Note 2. Summary of Significant Accounting Policies (1) Revenue Recognition, page F-8

21.

We refer to page 33, where you state that customers have 30 days after delivery to return or exchange the product purchased. Please tell us and disclose your consideration of SFAS 48. Please specifically address paragraphs 6 and 8 of SFAS 48 in your response. In addition, please expand the Company’s revenue recognition policy to discuss any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

RESPONSE:

The note disclosure has been amended to include the consideration of SFAS 48. The revenue recognition policy has been expanded to include discussion of any items that reduce gross revenue.

In addressing paragraphs 6 and 8 of SFAS 48, the Company considered the following.

Para. 6. - Revenue from the sales transaction should be recognized at the time of sale because all of the following conditions are met:

6(a) The price is substantially fixed and determinable at the date of sale.
6(b) The buyer is obligated to pay us and the obligation is not contingent on resale of the product.
6(c) The buyer’s obligation to us would not be changed in the event of theft or physical destruction or damage of the product.
6(d) Not applicable
6(e) We do not have significant obligations for future performance to directly bring about resale of the product by the buyer.
6(f) The amount of future returns can be reasonably estimated.

Para 8. – The ability to make a reasonable estimate of the amount of future returns in not impaired because of the following factors:

8(a) The product is not susceptible to significant external factors.
8(b) The product may be returned in a relatively short period (30 days).
8(c) The ability to use historical experience from inception to the current date.
8(d) The absence of large volume of relatively homogeneous transactions is not significant.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per:       /s/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC